

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2010

Dror Israel
Chief Financial Officer
EZchip Semiconductor Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam 20692, Israel

      Re: EZchip Semiconductor Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2009
              Filed March 25, 2010
              File No. 000-20860

Dear Mr. Israel:

      We have completed our review of your filing and do not have any further comments at this time.

              Sincerely,

              Mark P. Shuman
              Branch Chief – Legal